Exhibit 99.1
SOLARFUN POWER HOLDINGS CO., LTD.
American Depositary Shares
Equity Distribution Agreement
September 17, 2009
Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
Ladies and Gentlemen:
     Solarfun Power Holdings Co., Ltd., a corporation organized under the laws of the Cayman Islands (the “Company”), proposes to issue and sell through or to Morgan Stanley & Co. Incorporated, as sales agent and, at the sole discretion of the Company, as principal (the “Manager”), on the terms set forth in this equity distribution agreement (this “Agreement”), American Depositary Shares, each representing five ordinary shares, par value US$0.0001 per ordinary share (the “Ordinary Shares”), having an aggregate gross sales price of up to $30,000,000 (the “ADSs”) and to be issued pursuant to the Deposit Agreement, dated as of December 19, 2006 (the “Deposit Agreement”), among the Company, The Bank of New York, as depositary, and all owners and beneficial owners from time to time of the ADSs.
     The Company has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-3 (File No. 333-152005), as amended, including a base prospectus, which registration statement became effective under the Securities Act of 1933, as amended (the “Securities Act”), relating to the securities registered thereunder (the “Shelf Securities”), including the ADSs, to be issued from time to time by the Company. The registration statement as of its most recent effective date, including the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A or Rule 430B under the Securities Act, is hereinafter referred to as the “Registration Statement”, and the related base prospectus dated July 14, 2008 covering the Shelf Securities and filed as part of the Registration Statement, together with any amendments or supplements thereto as of the most recent effective date of the Registration Statement, is hereinafter referred to as the “Basic Prospectus”. “Prospectus Supplement” means the prospectus supplement, relating to the ADSs, filed by the Company with the Commission pursuant to Rule 424(b) under the Securities Act on or before the second business day after the date hereof, in the form furnished by the Company to the Manager in connection with the offering of the ADSs. Except where the context otherwise requires, “Prospectus” means the Basic Prospectus, as supplemented by the Prospectus Supplement and the most recent Interim

Prospectus Supplement (as defined in Section 6(c) below), if any. For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act. “Permitted Free Writing Prospectuses” means the documents listed on Schedule I hereto or otherwise approved in writing by the Manager in accordance with Section 6(b), and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person. As used herein, the terms “Registration Statement”, “Basic Prospectus”, “Prospectus Supplement”, “Interim Prospectus Supplement” and “Prospectus” shall include the documents, if any, incorporated by reference therein. The terms “supplement”, “amendment”, and “amend” as used herein with respect to the Registration Statement, the Basic Prospectus, the Prospectus Supplement, any Interim Prospectus Supplement, the Prospectus or any issuer free writing prospectus shall include all documents subsequently filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are deemed to be incorporated by reference therein (the “Incorporated Documents”).
     1. Representations and Warranties. The Company represents and warrants to and agrees with the Manager that:
     (a) The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before, or to the Company’s knowledge, threatened by the Commission. The Company meets the requirement for use of Form F-3 under the Securities Act.
     (b) (i) (A) At the respective times the Registration Statement and each amendment thereto became effective, (B) at each deemed effective date with respect to the Manager pursuant to Rule 430B(f)(2) under the Securities Act (each, a “Deemed Effective Time”), (C) as of each time ADSs are sold pursuant to this Agreement (each, a “Time of Sale”), (D) at each Settlement Date (as defined in Section 4 below) and (E) at all times during which a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with any sale of ADSs (the “Delivery Period”), the Registration Statement complied and will comply in all material respects with the requirements of the Securities Act and the rules and regulations under the Securities Act; (ii) the Basic Prospectus complied at the time it was filed with the Commission, complies as of the date hereof and, as of each Time of Sale and at all times during the Delivery Period, will comply in all material respects with the rules and regulations under the Securities Act; (iii) each of the Prospectus Supplement, any Interim Prospectus Supplement and the Prospectus, when used together with the Basic Prospectus, will comply, as of the date that it is filed with the Commission, as of each Time of Sale, as of each Settlement Date and at all times during the Delivery Period, in all material respects with the rules and regulations under the Securities Act and (iv) the Incorporated Documents, when they were filed with the Commission, conformed in all material respects to the requirements of the Exchange Act and the rules and regulations of the Commission thereunder, and any further Incorporated Documents so filed and incorporated by reference, when they are filed with or furnished to, as the case may be, the Commission, will conform in all material respects to the requirements of the Exchange Act and the rules and regulations of the Commission thereunder.
     (c) (i) As of the date hereof, at the respective times the Registration Statement and each amendment thereto became effective and at each Deemed Effective Time, the Registration Statement did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) as of each Time of Sale, the Prospectus (as amended and supplemented at such Time of Sale, including without limitation, through filing of a report under the Exchange Act) and any Permitted Free Writing Prospectus, if any, considered together (collectively, the “General Disclosure Package”), does not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; (iii) as of its date, the Prospectus does not and will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (iv) as of each Settlement Date, the Prospectus (as amended and supplemented at such Settlement Date, including without limitation, through filing of a report under the Exchange Act) did not and will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statement or omission made in reliance upon and in conformity with information furnished in writing to the Company by the Manager expressly for use in the Registration Statement, the Prospectus or the General Disclosure Package.
     (d) Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the

Commission thereunder. Each issuer free writing prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the ADSs or until any earlier date that the Company notified or notifies the Manager, did not, does not and will not include any material information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectus. Each broadly available road show, if any, when considered together with the General Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except for the Permitted Free Writing Prospectuses, if any, and electronic road shows, if any, each furnished to the Manager before first use, the Company has not prepared, used or referred to, and will not, without the Manager’s prior consent, prepare, use or refer to, any free writing prospectus.
     (e) (i) At the time of filing the Registration Statement, (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Securities Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), (iii) at each Time of Sale, (iv) at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the ADSs, and (v) at the date hereof, the Company was not and is not an “ineligible issuer” as defined in Rule 405 under the Securities Act.
     (f) The Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of the Cayman Islands, has the corporate power and authority to own, lease and operate its property and to conduct its business as described in each of the Registration Statement, the Prospectus and the General Disclosure Package and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or to be in good standing would not have any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”).
     (g) Each subsidiary of the Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own, lease and operate its property and to conduct its business as described in each of the Registration Statement, the Prospectus and the General Disclosure Package and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.
     (h) Each of this Agreement and the Deposit Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid, binding and enforceable agreement of the Company, except that the rights to indemnity and contribution may be limited by federal or state securities law, and such enforceability may be limited by applicable bankruptcy, insolvency, moratorium and other similar laws affecting the rights of creditors generally and the application of general equitable principles, and upon issuance of the ADRs evidencing the ADSs against the deposit of Ordinary Shares in respect thereof in accordance with the provisions of the Deposit Agreement and this Agreement, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement.
     (i) The authorized, issued and outstanding capital stock of the Company is as set forth in the Disclosure Package in the column entitled “Actual” under the caption “Capitalization” (except for subsequent issuances, if any, pursuant to this Agreement, pursuant to employee benefit plans, pursuant to the exercise of convertible securities or options outstanding on the date hereof or pursuant to any share incentive plans), and conforms in all material respects to the description thereof contained in each of the Registration Statement, the Prospectus and the General Disclosure Package. All of the shares of issued and outstanding capital stock set forth thereunder have been duly authorized and validly issued and are fully paid and non-assessable; and all of the issued shares of capital stock of each “significant subsidiaries” (as such term is defined in Rule 1-02(w) of Regulation S-X under the Securities Act, each a “Significant Subsidiary” and, collectively, the “Significant Subsidiaries”) of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims. None of the outstanding shares of capital stock of the Company was issued in violation of the preemptive or other similar rights of any securityholder of the Company.
     (j) The Ordinary Share conforms in all material respects to all statements relating thereto contained or incorporated by reference in the General Disclosure Package. The Ordinary Shares outstanding prior to the issuance of the ADSs have been duly authorized and are validly issued, fully paid and non-assessable. The Ordinary Shares to be issued underlying the ADSs to be sold through or to the Manager have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable, and the issuance of such Ordinary Shares will not be subject to any preemptive or similar rights of any securityholder of the Company.
     (k) The ADRs evidencing ADSs, when issued by the Depositary against the deposit of underlying Ordinary Shares in respect thereof in accordance with the provisions of the Deposit Agreement, will be duly authorized and validly issued, will have been issued in compliance with all applicable United States securities laws, and the persons in whose names such ADRs are registered will be entitled to the rights of registered holders of ADRs specified therein and in the Deposit Agreement.
     (l) The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement will not contravene any provision of applicable law or the articles, by-laws or other constitutive documents of the Company or any agreement or other instrument binding upon the Company or any of its subsidiaries that is material to the Company and its subsidiaries, taken as a whole, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any subsidiary, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement, except such as have been obtained under the Securities Act, may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the ADSs.
     (m) There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the current or future financial position, shareholder’s equity or results of operations of the Company and its subsidiaries, taken as a whole, from that set forth in the General Disclosure Package.
     (n) There are no legal or governmental proceedings pending or, to the Company’s knowledge, threatened to which the Company or any of its subsidiaries is a party or to which any of the properties of the Company or any of its subsidiaries is subject (i) other than proceedings accurately described in all material respects in the General Disclosure Package and proceedings that would not have a Material Adverse Effect, or on the power or ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement and the General Disclosure Package or (ii) that are required to be described in the Registration Statement or the Prospectus and are not so described.
     (o) The Company is not, and after giving effect to the offering and sale of the ADSs and the application of the proceeds thereof as described in the General Disclosure Package will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended. The Company is not, and does not expect to become, a “passive foreign investment company” as such term is defined in the United States Internal Revenue Code for the taxable year ending December 31, 2008, or for the foreseeable future.
     (p) There are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company or to require the Company to include such securities with the ADSs registered pursuant to the Registration Statement, except for those have been irrevocably and validly waived by the holders thereof.
     (q) Neither the Company nor any of its subsidiaries, nor any director, or officer, nor, to the Company’s knowledge, any employee, agent or representative of the Company or of any of its subsidiaries, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; and the Company and its subsidiaries have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.
     (r) The operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including the applicable anti-money laundering statutes of jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.
     (s) None of the Company, any of its subsidiaries, directors or officers nor, to the knowledge of the Company, any agent, employee or affiliate of the Company or any of its subsidiaries is an individual or entity (“Person”) that is currently the subject of any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC-administered sanctions”), nor is located, organized or resident in a country or territory that is the subject of OFAC-administered sanctions; and the Company will not directly or indirectly use the proceeds of the offering of ADSs hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, to fund activities of or business with any Person, or in any country or territory, that is the subject of OFAC-administered sanctions, or in a manner that would otherwise cause any Person (including any Person involved in or facilitating the offering of the ADSs, whether as underwriter, advisor, or otherwise) to violate any OFAC-administered sanctions
     (t) Subsequent to the respective dates as of which information is given in each of the Registration Statement, the Prospectus and the General Disclosure Package, (i) the Company and its subsidiaries have not incurred any material liability or obligation, direct or contingent, nor entered into any material transaction; (ii) the Company has not purchased any of its outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital stock other than ordinary and customary dividends; and (iii) there has not been any material change in the capital stock or long-term debt of the Company and its subsidiaries, except in each case as described in each of the Registration Statement, the Prospectus and the General Disclosure Package, respectively.
     (u) To the best knowledge of the Company, neither the Company nor any subsidiary is in violation or default of (i) any provision of any of its articles, by-laws or other constitutive documents, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority (including stock exchanges) having jurisdiction over the Company or such subsidiary or any of its properties, as applicable (the “Governmental Agency”), or (iv) any approval, consent, waiver, authorization, exemption, permission, endorsement or license granted by any Governmental Agency, which violation or default would, in the case of clauses (ii), (iii) and (iv) above, either individually or in the aggregate with all other violations and defaults referred to in this paragraph (u), reasonably be expected to result in a material adverse effect on the current or future financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole.

     (v) Neither the Company nor any of its affiliates, as such term is defined in Rule 501(b) under the Securities Act (each, an “Affiliate”), has taken, nor will the Company or any Affiliate take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the ADSs.
     (w) There is and has been no material failure on the part of the Company and to the best of its knowledge, any of the Company’s directors or officers, in their capacities as such, to comply with any provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 relating to loans and Sections 302 and 906 relating to certifications.
     (x) A registration statement on Form F-6 (File No. 333-139263) in respect of the ADSs has been filed with the Commission and was declared effective by the Commission on December 19, 2006; no other document with respect to such registration statement has heretofore been filed with the Commission; no stop order suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by the Commission (including all exhibits thereto, as amended at the time such registration statement became effective, being hereinafter called the “ADS Registration Statement”); and the ADS Registration Statement, when it became effective, conformed, and any further amendments thereto will conform, in all material respects to the requirements of the Securities Act and the rules and regulations of the Commission thereunder, and did not, as of the applicable effective date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.
     (y) (A) each of the Company and its subsidiaries owns, possesses, licenses or has other rights to use the patents and patent applications, copyrights, trademarks, service marks, trade names, Internet domain names, technology, know-how (including trade secrets and other unpatented and/or unpatentable proprietary rights) and other intellectual property necessary or used in any material respect to conduct its business in the manner in which it is being conducted and in the manner in which it is contemplated as set forth in the General Disclosure Package (collectively, the “Intellectual Property”); (B) none of the material copyrights owned or licensed by the Company or any of its subsidiaries, if any, is unenforceable or invalid; (C) neither the Company nor any of its subsidiaries has received any notice of violation or conflict with asserted rights of others with respect to the Intellectual Property; (D) there are no pending or, to the knowledge of the Company after due inquiry, threatened actions, suits, proceedings or claims by others that allege the Company or any of its subsidiaries is infringing any patent, trade secret, trademark, service mark, copyright or other intellectual property or proprietary right, except where such actions, suits, proceedings or claims would not, individually or in the aggregate, have a Material Adverse Effect.
     (z) The Company and its subsidiaries possess all license, franchises, concessions, certificates, authorizations, approvals, orders and permits (the “Governmental Permit”) issued by and from the appropriate People’s Republic of China (“PRC”) or other governmental agencies necessary to conduct their respective businesses. Neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.
     (aa) The Company and its subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (the “Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, have a Material Adverse Effect.
     (bb) There are no costs or liabilities associated with the Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, singly or in the aggregate, have a Material Adverse Effect.
     (cc) The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies with the requirements of the Exchange Act and has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. As of December 31, 2008, the Company’s internal control over financial reporting was effective and the Company is not aware of any material weaknesses in its internal control over financial reporting.
     (dd) Since the date of the latest audited financial statements included or incorporated by reference in the Prospectus, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
     (ee) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act; such disclosure controls and procedures have been designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s principal executive officer and principal financial officer by others within those entities and such disclosure controls and procedures were effective as of December 31, 2008.
     (ff) The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (v) the Company has made and kept books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of such entity.
     (gg) The audited consolidated financial statements as of and for the three years ended December 31, 2008, together with the related notes and schedules, the unaudited financial statements as of and for the three months ended March 31, 2008 and 2009 and the unaudited financial statements as of and for the three months ended June 30, 2008 and 2009, included in the General Disclosure Package, present fairly in all material respects the financial position of each of the Company and its subsidiaries as at the dates indicated and the results of operations and statement of changes in financial position of the Company and its subsidiaries for the periods specified; such financial statements have been prepared in conformity with U.S. GAAP applied on a consistent basis during the periods involved.

     (hh) Ernst & Young Hua Ming, who have audited certain financial statements of the Company and its subsidiaries, are independent public accountants of the Company as required by the Securities Act and the rules and regulations of the Commission thereunder and are independent in accordance with the requirements of the United States Public Company Accounting Oversight Board.
     (ii) The issuance and sale of the ADSs and the Ordinary Shares represented thereby, the quotation and trading of the ADSs on the NASDAQ or the consummation of the transactions contemplated by this Agreement is not and will not be, as of the date hereof or at each Representation Date, adversely affected by the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “PRC M&A Rules”) or any official clarifications, guidance, interpretations or implementation rules in connection with or related to the PRC M&A Rules.
     (jj) The Company has the power to submit, and pursuant to Section 14 of this Agreement, has legally, validly, effectively and irrevocably submitted, to the jurisdiction of any New York State or United States Federal court sitting in The City of New York, and has the power to designate, appoint and empower, and pursuant to Section 14 of this Agreement, has legally, validly and effectively designated, appointed and empowered an agent for service of process in any suit or proceeding based on or arising under this Agreement in any New York State or United States Federal court sitting in The City of New York.
     (kk) The Company and its subsidiaries maintain insurance covering their respective properties, operations, product liabilities, personnel and businesses as the Company reasonably deems adequate; neither the Company nor any of its subsidiaries has reason to believe that it will not be able to renew any such insurance as and when such insurance expires.
     (ll) No material labor dispute with the employees of either the Company or its subsidiaries exists or, to the best knowledge of the Company is imminent; (ii) other than as described in the General Disclosure Package, no union organizing activities are currently taking place concerning the employees of either the Company or its subsidiaries; and (iii) there is no existing, threatened or imminent labor disturbance by the employees of any of its principal suppliers, manufacturers or contractors that could, singly or in the aggregate, have a Material Adverse Effect.
     Any certificate signed by any officer of the Company and delivered to the Manager or counsel for the Manager in connection with the offering of the ADSs shall be deemed a representation and warranty by the Company, as to matters covered thereby, to the Manager.
     2. Sale of Securities. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Manager agree that the Company may from time to time seek to sell ADSs through the Manager, acting as sales agent, or at the sole discretion of the Company, sell ADSs directly to the Manager, acting as principal, as follows:
     (a) The Company may submit its orders to the Manager by telephone (including any price, time or size limits or other customary parameters or conditions) to sell the ADSs on any Trading Day (as defined herein) which order shall be confirmed by the Manager (and accepted by the Company) by electronic mail using a form substantially similar to that attached hereto as Exhibit A. As used herein, “Trading Day” shall mean any trading day on the NASDAQ Global Market (the “NASDAQ”), other than a day on which the NASDAQ is scheduled to close prior to its regular weekday closing time.
     (b) Subject to the terms and conditions hereof, the Manager shall use its commercially reasonable efforts to execute any Company order submitted to it hereunder to sell the ADSs and with respect to which the Manager has agreed to act as sales agent. The Company acknowledges and agrees that (i) there can be no assurance that the Manager will be successful in selling the ADSs, (ii) the Manager will incur no liability or obligation to the Company or any other person or entity if it does not sell ADSs for any reason and (iii) the Manager shall be under no obligation to purchase ADSs on a principal basis pursuant to this Agreement, except as otherwise specifically agreed by the Manager and the Company.
     (c) The Manager hereby covenants and agrees not to make any sales of the ADSs on behalf of the Company other than (i) by means of ordinary brokers’ transactions between members of the NASDAQ that qualify for delivery of a Prospectus to the NASDAQ in accordance with Rule 153 under the Securities Act, and (ii) such other sales of the ADSs on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the Manager.
     (d) The Company shall not authorize the issuance and sale of, and the Manager shall not sell as sales agent, any ADS at a price lower than the minimum price therefor designated by the Company pursuant to Section 2(a) above. In addition, the Manager or the Company may, upon notice to the other party hereto by telephone (confirmed promptly by email or facsimile), suspend an offering of the ADSs with respect to which the Manager is acting as sales agent; provided, however, that such suspension or termination shall not affect or impair the parties’ respective obligations with respect to the ADSs sold hereunder prior to the giving of such notice.
     (e) If acting as sales agent hereunder, the Manager shall provide written confirmation (which may be by facsimile or email) to the Company following the close of trading on the NASDAQ each day in which ADSs are sold under this Agreement setting forth (i) the amount of ADSs sold on such day, (ii) the gross offering proceeds received from such sale and (iii) the commission payable by the Company to the Manager with respect to such sales.
     (f) At each Time of Sale, Settlement Date and Representation Date (as defined in Section 6(l) below), the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement. Any obligation of the Manager to use its commercially reasonable efforts to sell the ADSs on behalf of the Company as sales agent shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the additional conditions specified in Section 5 of this Agreement.
     (g) Notwithstanding any other provision of this Agreement, the Company shall instruct the Manager by telephone (confirmed promptly by telecopy) not to sell the ADSs at any time if the Company is in possession of any material non-public information, and the Manager shall not effect any sale until it has received confirmation from the Company by telephone (confirmed promptly by telecopy) that it may resume the sale under this Agreement.
     3. Fees and Expense Reimbursement. The compensation to the Manager for sales of the ADSs with respect to which the Manager acts as sales agent hereunder shall be equal to 2.5% of the gross offering proceeds of the ADSs sold pursuant to this Agreement . The Company may at its sole discretion sell the ADSs to the Manager as principal at a price agreed upon at the relevant Time of Sale.
     4. Payment, Delivery and Other Obligations. Settlement for sales of the ADSs pursuant to this Agreement will occur on the third Trading Day following the date on which such sales are made (each such day, a “Settlement Date”). On each Settlement Date, the ADSs sold through or to the Manager for settlement on such date shall be issued and delivered by the Company to the Manager against payment of the net proceeds from the sale of such ADSs by causing The Bank of New York, its transfer agent, to electronically transfer the ADSs being sold by crediting the Manager or its designees’ account at the Depository Trust Company. Settlement for all such ADSs shall be effected by free delivery of the ADSs by the Company or its transfer agent to the Manager’s or its designee’s account (provided the Manager shall have given the Company written notice of such designee prior to the Settlement Date) at The Depository Trust Company or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, in return for payment in same day funds delivered to the account designated by the Company. If the Company, or its transfer agent (if applicable), shall default on its obligation to deliver the ADSs on any Settlement Date, the Company shall (i) hold the Manager harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay the Manager any commission, discount or other compensation to which it would otherwise be entitled absent such default. If the Manager breaches this Agreement by failure to deliver the funds on any Settlement Date for the ADSs delivered by the Company, provided that the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to such Settlement Date, the Manager will pay the Company interest on such funds based on the effective overnight Federal Funds rate.
     5. Conditions to the Manager’s Obligations. The obligations of the Manager are subject to the following conditions:
     (a) Since the later of (A) the date of this Agreement and (B) the immediately preceding Representation Date:
     (i) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded the Company or any of the securities of the Company or any of its subsidiaries or in the rating outlook for the Company by any “nationally recognized statistical rating organization,” as such term is defined for purposes of Rule 436(g)(2) under the Securities Act; and
     (ii) there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the General Disclosure Package that, in the Manager’s judgment, is material and adverse and that makes it, in the Manager’s judgment, impracticable to market the ADSs on the terms and in the manner contemplated in the Prospectus.
     (b) The Manager shall have received on each Representation Date, and on such other dates as may be reasonably requested by the Manager, a certificate, dated such Representation Date and signed by an executive officer of the Company, to the effect set forth in Section 5(a)(ii)

above and to the effect that (i) the representations and warranties of the Company contained in this Agreement are true and correct as of such Representation Date; (ii) the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before such Representation Date; (iii) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission; (iv) the Prospectus Supplement, any Interim Prospectus Supplement and each Permitted Free Writing Prospectus have been timely filed with the Commission under the Securities Act (in the case of a Permitted Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act), and all requests for additional information on the part of the Commission have been complied with or otherwise satisfied; (v) if delivered on a Representation Date that is not also a Settlement Date, as of such Representation Date, or if delivered on a Settlement Date, at the Time of Sale applicable relating to the ADSs and at the Settlement Date, the Registration Statement did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; (vi) if delivered on a Representation Date that is not also a Settlement Date, as of such Representation Date, or if delivered on a Settlement Date, at the Time of Sale relating to the applicable ADSs and at the Settlement Date, the General Disclosure Package did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no such certificate shall apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by the Manager expressly for use in the General Disclosure Package; and (vii) the Ordinary Shares to be represented by the ADSs to be sold under this Agreement have been duly and validly authorized by the Company and delivered to and deposited with the depositary, such ADSs have been duly and validly authorized by the Company, and that all corporate actions required to be taken for the authorization, issuance and delivery of the Ordinary Shares and offer, sale and delivery of the ADSs on that date, if any, has been validly and sufficiently taken.
     (c) The Manager shall have received on each Representation Date, and on such other dates as may be reasonably requested by the Manager, an opinion of Shearman & Sterling LLP, U.S. counsel for the Company, dated such date and addressed to the Manager, in form and substance satisfactory to the Manager, to the effect set forth in Exhibit B hereto and subject to usual and customary qualifications, limitations and assumptions.

     (d) The Manager shall have received on each Representation Date, and on such other dates as may be reasonably requested by the Manager, an opinion of Grandall Legal Group (Shanghai), PRC counsel for the Company, dated such date and addressed to the Manager, in form and substance satisfactory to the Manager, to the effect set fort in Exhibit C hereto and subject to usual and customary qualifications, limitations and assumptions.
     (e) The Manager shall have received on each Representation Date, and on such other dates as may be reasonably requested by the Manager, an opinion of Maple and Calder, Cayman Islands and British Virgin Islands counsel for the Company, dated such date and addressed to the Manager, in form and substance satisfactory to the Manager, to the effect set forth in Exhibit D hereto and subject to usual and customary qualifications, limitations and assumptions.
     (f) The Manager shall have received on each Representation Date, and on such other dates as may be reasonably requested by the Manager, an opinion of Emmet Marvin & Martin, counsel for the Depositary, dated such date and addressed to the Manager, in form and substance satisfactory to the Manager, to the effect set forth in Exhibit E hereto and subject to usual and customary qualifications, limitations and assumptions.
     (g) The Manager shall have received on each Representation Date, and on such other dates as may be reasonably requested by the Manager, an opinion of Davis Polk & Wardwell LLP, U.S. counsel for the Manager, dated such date and addressed to the Manager, in form and substance satisfactory to the Manager, with respect to the issuance and sale of the ADSs, the Registration Statement, the General Disclosure Package and other related matters as the Manager may reasonably require.
     The opinions of counsel for the Company described in Sections 5(c) through 5((f)) above shall be rendered to the Manager at the request of the Company and shall so state therein. In addition, in lieu of delivering such opinions for Representation Dates subsequent to the commencement of the offering of the ADSs under this Agreement, such counsel may furnish the Manager with a letter (a “Reliance Letter”) to the effect that the Manager may rely on a prior opinion delivered under Sections 5(c) through 5(f) above, as the case may be, to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Registration Statement and the Prospectus as amended or supplemented as of such Representation Date).
     (h) The Manager shall have received, upon commencement of the offering of the ADSs under this Agreement (and upon the recommencement of the offering of the ADSs under this Agreement following the termination of a suspension of sales hereunder) and each time that (i) the Registration Statement or the Prospectus shall be amended or supplemented to include additional financial information, (ii) any ADSs are delivered to the Manager as principal on a Settlement Date, at the Manager’s oral or written request and upon reasonable advance oral or written notice to the Company, (iii) the Company shall file an annual report on Form 20-F or furnish a quarterly report on Form 6-K, (iv) there is filed with the Commission any document (other than an annual report on Form 20-F or quarterly report on Form 6-K) incorporated by reference into the Prospectus which contains additional amended financial information or (v) on such other dates as may be reasonably requested by the Manager, a letter dated such date in form and substance satisfactory to the Manager, from Ernst & Yong Hua Ming, independent public accountants for the Company (A) confirming that they are an independent registered public accounting firm within the meaning of the Securities Act, the Exchange Act and the Public Company Accounting Oversight Board (United States), (B) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (C) updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement, the Prospectus Supplement, the Prospectus or any issuer free writing prospectus, as amended and supplemented to the date of such letter.
     (i) All filings with the Commission required by Rule 424 under the Securities Act to have been filed by each Time of Sale or related Settlement Date shall have been made within the applicable time period prescribed for such filing by Rule 424 (without reliance on Rule 424(b)(8)).
     The documents required to be delivered by this Section 5 will be delivered at the office of Davis Polk & Wardwell LLP, counsel for the Manager, at 18th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong, on the Commencement Date.
     6. Covenants of the Company. The Company covenants with the Manager as follows:
     (a) To furnish to the Manager copies of the Registration Statement (excluding exhibits) and copies of the Prospectus (or the Prospectus as amended or supplemented) in such quantities as the Manager may from time to time reasonably request. In case the Manager is required to deliver, under the Securities Act (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule), a prospectus relating to the ADSs after the nine-month period referred to in Section 10(a)(3) of the Securities Act, or after the time a post-effective amendment to the Registration Statement is required pursuant to Item 512(a) of Regulation S-K under the Securities Act, upon the request of the Manager, the Company shall prepare and deliver to the Manager as many copies as the Manager may reasonably request of an amended Registration Statement or amended or supplemented prospectus complying with Item 512(a) of Regulation S-K or Section 10(a)(3) of the Securities Act, as the case may be.
     (b) Before amending or supplementing the Registration Statement or the Prospectus, to furnish to the Manager a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Manager reasonably objects (other than any prospectus supplement relating to the offering of Securities other than the Ordinary Shares or ADSs). The Company shall furnish to the Manager a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which the Manager reasonably objects. The Company shall not take any action that would result in the Manager or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Manager that the Manager otherwise would not have been required to file thereunder.
     (c) To file, subject to Section 6(b) above, promptly all reports and documents required to be filed by the Company with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act subsequent to the date of the Prospectus Supplement and for the duration of the Delivery Period. For the duration of the Delivery Period, to include in its reports on Form 6-K on a quarterly basis, and in its annual reports on Form 20-F, a summary detailing, for the relevant reporting period, (i) the number of ADSs sold through the Manager pursuant to this Agreement, (ii) the net proceeds received by the Company from such sales and (iii) the compensation paid by the Company to the Manager with respect to such sales (or alternatively, prepare a prospectus supplement (each, an “Interim Prospectus Supplement”) with such summary information and, at least once a quarter and subject to Section 6(b) above, file such Interim Prospectus Supplement pursuant to Rule 424(b) under the Securities Act (and within the time periods required by Rule 424(b) and Rules 430A, 430B or 430C under the Securities Act)).
     (d) To prepare a Prospectus Supplement at the end of each fiscal quarter (starting from the quarter ending December 31, 2009) with respect to any ADSs sold by the Company pursuant to this Agreement during such fiscal quarter in a form previously approved by the Manager and to file such Prospectus Supplement pursuant to Rule 424(b) under the Securities Act (and within the time periods required by

Rule 424(b) and Rules 430A, 430B or 430C under the Securities Act); to file any Permitted Free Writing Prospectus to the extent required by Rule 433 under the Securities Act; to provide copies of the Prospectus and such Prospectus Supplement and each Permitted Free Writing Prospectus (to the extent not previously delivered or filed on the Commission’s Electronic Data Gathering, Analysis and Retrieval system or any successor system thereto (collectively, “EDGAR”)) to the Manager via electronic mail in “.pdf” format on such filing date to an electronic mail account designated by the Manager; and, at the Manager’s request, to also furnish copies of the Prospectus and such Prospectus Supplement to the NASDAQ and each other exchange or market on which sales were effected, in each case, as may be required by the rules or regulations of the NASDAQ or such other exchange or market.
     (e) During the Delivery Period to advise the Manager, promptly after it receives notice thereof, of the issuance of any stop order by the Commission, of the suspension of the qualification of the ADSs for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement, the Prospectus Supplement, the Prospectus or any Permitted Free Writing Prospectus or for additional information; and, in the event of the issuance of any such stop order or of any order preventing or suspending the use of any prospectus relating to the ADSs or suspending any such qualification, to use promptly its best efforts to obtain its withdrawal.
     (f) If, after the date hereof and during the Delivery Period, either (i) any event shall occur or condition exist as a result of which the Prospectus would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (ii) for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file any document in order to comply with the Securities Act or the Exchange Act, to promptly advise the Manager by telephone (with confirmation in writing or electronic mail) and to promptly prepare and file, subject to Section 6(b) above, with the Commission an amendment or supplement to the Registration Statement or the Prospectus which will correct such statement or omission or effect such compliance and to furnish to the Manager as many copies as the Manager may reasonably request of such amendment or supplement.
     (g) To the extent reasonably necessary to effect the offer and sale of the ADSs as contemplated by the Prospectus, to furnish such information as may be required and otherwise to cooperate in qualifying the ADSs for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Manager shall reasonably request and to continue such qualifications in effect so long as necessary under such laws for the distribution of the ADSs, provided, however, that the Company shall not be required to qualify to do business in any jurisdiction where it is not now qualified or to take any action which would subject it to general or unlimited service of process in any jurisdiction where it is not now subject.
     (h) To make generally available to the Company’s security holders and to the Manager as soon as practicable an earnings statement covering the fiscal year in which the ADSs are offered and sold under this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.
     (i) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (A) the fees, disbursements and expenses of the Company’s counsel and the Company’s accountants in connection with the registration and delivery of the ADSs under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any Prospectus Supplement, the Prospectus, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission relating to the ADSs (within the time required by Rule 456(b)(1), if applicable), all printing costs associated therewith, and the mailing and delivering of copies thereof to the Manager, in the quantities hereinabove specified, (B) all costs and expenses related to the transfer and delivery of the ADSs to the Manager, including any transfer or other taxes payable thereon, (C) the cost of printing or producing any Blue Sky or legal investment memorandum in connection with the offer and sale of the ADSs under state securities laws and all expenses in connection with the qualification of the ADSs for offer and sale under state securities laws as provided in Section 6(g) above, including filing fees and the reasonable fees and disbursements of counsel for the Manager in connection with such qualification and in connection with the Blue Sky or legal investment memorandum, (D) all filing fees incurred in connection with any review and qualification of the offering of the ADSs by the Financial Industry Regulatory Authority, (E) all costs and expenses incident to listing the ADSs on the NASDAQ, (F) all expenses in connection with any offer and sale of the ADSs outside of the United States, including filing fees and the reasonable fees and disbursements of counsel for the Manager in connection with offers and sales outside of the United States, and (G) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. It is understood, however, that except as provided in this Section 6, Section 3(b) and Section 8, the Manager will pay all of its costs and expenses, including fees and disbursements of its counsel, stock transfer taxes payable on resale of any of the ADSs by the Manager and any advertising expenses connected with any offers the Manager may make.
     (j) If the third anniversary of the initial effective date of the Registration Statement occurs before all the ADSs have been sold, prior to such third anniversary, to file, subject to Section 6(b), a new shelf registration statement and to take any other action necessary to permit the public offering of the ADSs to continue without interruption (references herein to the Registration Statement shall include the new registration statement declared effective by the Commission).
     (k) To use its commercially reasonable efforts to cause the ADSs to be listed for trading on the NASDAQ and to maintain such listing.
     (l) Upon commencement of the offering of the ADSs under this Agreement (and upon the recommencement of the offering of the ADSs under this Agreement following the termination of a suspension of sales hereunder), and each time that (i) the Registration Statement or the Prospectus shall be amended or supplemented (other than a prospectus supplement relating solely to the offering of securities other than the ADSs), (ii) there is filed with the Commission any document incorporated by reference into the Prospectus (other than a report on Form 6-K, unless the Manager shall otherwise reasonably request), or (iii) the ADSs are delivered to the Manager as principals on a Settlement Date (such commencement date and each such date referred to in (i), (ii) and (iii) above, a “Representation Date”), to furnish or cause to be furnished to the Manager forthwith a certificate dated and delivered the date of effectiveness of such amendment, the date of filing with the Commission of such supplement or other document, or the relevant Settlement Date, as the case may be, in form reasonably satisfactory to the Manager to the effect that the statements contained in the certificate referred to in Section 5(b) of this Agreement are true and correct at the time of such amendment, supplement, filing, or delivery, as the case may be, as though made at and as of such time modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such certificate.
     (m) Upon commencement of the offering of the ADSs under this Agreement (and upon the recommencement of the offering of the ADSs under this Agreement following the termination of a suspension of sales hereunder) and at each date specified in Sections 5(c), 5(d) and 5(e), the Company shall cause to be furnished to the Manager, dated as of such date, in form and substance satisfactory to the Manager, the written opinions of Shearman & Sterling LLP, U.S. counsel for the Company, as described in Section 5(c), of Grandall Legal Group (Shanghai), PRC counsel for the Company, as described in Section 5(d) and of Maple and Calder, Cayman Islands and British Virgin Islands counsel for the

Company, as described in Section 5(e), modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such opinion.
     (n) At each date specified in Section 5(h), the Company shall cause to be delivered to the Manager the comfort letters described in Section 5(h) from Ernst & Young Hua Ming, independent public accountants of the Company.
     (o) To comply with the Due Diligence Protocol attached hereto on Schedule II and any other due diligence review or call reasonably requested by the Manager.
     (p) To maintain sufficient number of authorized Ordinary Shares, free of preemptive rights, for the purpose of enabling the Company to satisfy its obligations hereunder.
     (q) That it consents to the Manager trading in the ADSs for the Manager’s own account and for the accounts of its clients at the same time as sales of the ADSs occur pursuant to this Agreement.
     (r) That each acceptance by the Company of an offer to purchase the ADSs hereunder shall be deemed to be an affirmation to the Manager that the representations and warranties of the Company contained in or made pursuant to this Agreement are true and correct as of the date of such acceptance as though made at and as of such date, and an undertaking that such representations and warranties will be true and correct as of the Settlement Date for the ADSs relating to such acceptance as though made at and as of such date (except that such representations and warranties relating to the Registration Statement and the Prospectus shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented relating to such ADSs).
     (s) At any time after the Company notifies the Manager in writing that it intends to sell the ADSs to the Manager as principal until the earlier of (i) the Company, in its sole discretion, terminates such notice, or (ii) the end of the Delivery Period, not to sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to sell or otherwise dispose of or agree to dispose of, directly or indirectly, any Ordinary Shares or ADSs or securities convertible into or exchangeable or exercisable for the Ordinary Shares or ADSs or warrants or other rights to purchase the Ordinary Shares or ADSs or any other securities of the Company that are substantially similar to the Ordinary Shares or ADSs or permit the registration under the Securities Act of any Ordinary Shares or ADSs, except for (i) the registration of the ADSs and the sales through the Manager pursuant to this Agreement, (ii) the Ordinary Shares or ADSs issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Prospectus, including the ADSs to be issued upon conversion of the 3.5% Convertible Senior Notes due 2018, (iii) any Ordinary Shares or ADSs issued or options to purchase Ordinary Shares or ADSs granted pursuant to existing employee benefit plans of the Company or (iv) any Ordinary Shares or ADSs issued pursuant to any non-employee director stock plan, dividend reinvestment plan or stock purchase plan of the Company.
     7. Covenants of the Manager. The Manager covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of the Manager that otherwise would not be required to be filed by the Company thereunder, but for the action of the Manager.
     8. Indemnity and Contribution. (a) The Company agrees to indemnify and hold harmless the Manager, each person, if any, who controls the Manager within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of the Manager within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, the General Disclosure Package, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, or the Prospectus or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to the Manager furnished to the Company in writing by the Manager expressly for use therein.
     (b) The Manager agrees to indemnify and hold harmless the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to the Manager, but only with reference to information relating to the Manager furnished to the Company in writing by the Manager expressly for use in the Registration Statement, the General Disclosure Package, any issuer free writing prospectus, the Prospectus or any amendment or supplement thereto.
     (c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person

(the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing, and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Manager, in the case of parties indemnified pursuant to Section 8(a), and by the Company, in the case of parties indemnified pursuant to Section 8(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.
     (d) To the extent the indemnification provided for in Section 8(a) or 8(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Manager on the other hand from the offering of the ADSs or (ii) if the allocation provided by Section 8(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 8(d)(i) above but also the relative fault of the Company on the one hand and of the Manager on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Manager on the other hand in connection with the offering of the ADSs shall be deemed to be in the same respective proportions as the net proceeds from the offering of the ADSs (before deducting expenses) received by the Company bear to the total commissions received by the Manager. The relative fault of the Company on the one hand and the Manager on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Manager and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.
     (e) The Company and the Manager agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, the Manager shall not be required to contribute any amount in excess of the amount by which the total price at which the ADSs sold by it were offered to the public exceeds the amount of any damages that the Manager has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

     (f) The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of the Manager, any person controlling the Manager or any affiliate of the Manager or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the ADSs.
     9. Effectiveness. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.
     10. Termination. (a) The Company shall have the right, by giving written notice as hereinafter specified, to terminate this Agreement in its sole discretion at any time. Any such termination shall be without liability of any party to any other party, except that (i) with respect to any pending sale through the Manager for the Company, the obligations of the Company, including, but not limited to, its obligations under Section 4 above, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Section 1 (only with respect to any sale or pending sale through the Manager on or prior to such termination), Section 3(b) and Section 8 of this Agreement shall remain in full force and effect notwithstanding such termination.
     (b) The Manager shall have the right, by giving written notice as hereinafter specified, to terminate this Agreement in its sole discretion at any time. Any such termination shall be without liability of any party to any other party except that (i) with respect to any pending sale through the Manager for the Company, the obligations of the Company, including, but not limited to, its obligations under Section 4 above, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Section 1 (only with respect to any sale or pending sale through the Manager on or prior to such termination), Section 3(b) and Section 8 of this Agreement shall remain in full force and effect notwithstanding such termination.
     (c) This Agreement shall remain in full force and effect until and unless terminated pursuant to Section 10(a) or (b) above or otherwise by mutual agreement of the parties; provided that any such termination by mutual agreement or pursuant to this clause (c) shall in all cases be deemed to provide that Section 1 (only with respect to any sale or pending sale through the Manager on or prior to such termination), Section 3(b) and Section 8 of this Agreement shall remain in full force and effect.
     (d) Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Manager or the Company, as the case may be.

If such termination shall occur prior to the Settlement Date for any sale of ADSs, such sale shall settle in accordance with the provisions of Section 4.
     11. Entire Agreement. (a) This Agreement represents the entire agreement between the Company and the Manager with respect to the preparation of any Registration Statement, Prospectus Supplement or the Prospectus, the conduct of the offering and the sale and distribution of the ADSs.
     (b) The Company acknowledges that in connection with the offering of the ADSs: (i) the Manager has acted at arm’s length and owes no fiduciary duties to, the Company or any other person, (ii) the Manager owes the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Manager may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Manager arising from an alleged breach of fiduciary duty in connection with the sale and distribution of the ADSs.
     12. Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
     13. Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.
     14. Submission to Jurisdiction; Appointment of Agent for Service. (a) The Company hereto irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in the Borough of Manhattan, The City of New York (each a “New York Court”) over any suit, action or proceeding arising out of or relating to this Agreement, the Disclosure Package and the Deposit Agreement or the offering of the ADSs. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.
     (b) The Company hereby irrevocably appoints CT Corporation System, with offices at 111 Eighth Ave., New York, New York 10011 as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The

Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.
     15. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.
     16. Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Manager shall be delivered, mailed or sent Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, NY 10036 (Attn: Equity Capital Markets Syndicate Desk); and if to the Company shall be delivered, mailed or sent to Solarfun Power Holdings Co., Ltd., 666 Linyang Road, Qidong, Jiangsu Province 226200, PRC.
[Signature page follows]

Very truly yours, Solarfun Power Holdings Co., Ltd.
By:
Name:
Title:

Accepted as of the date first written above Morgan Stanley & Co. Incorporated
By:
Name:
Title:

SCHEDULE I
Permitted Free Writing Prospectuses
None

Sch-I-1

SCHEDULE II
Due Diligence Protocol
     Set forth below are guidelines for use by the Company and the Manager in connection with the Manager’ continuous due diligence efforts in connection with the sale and distribution of the ADSs pursuant to the Agreement. For the avoidance of doubt, the Manager and the Company expect that no sales under the Agreement will be requested or made at any time the Company is, or could be deemed to be, in possession of material non-public information with respect to the Company.
     1. In addition to the documents provided on or immediately prior to each Representation Date pursuant to Sections 6(l), (m), (n), (o), (p) and (q) of the Agreement, the Manager expects to (i) conduct a due diligence call with the appropriate business, financial and legal representatives of the Company at least once every week after commencement of the offering of the ADSs under the Agreement (and more frequently as part of regular interaction) and (ii) receive the certificate referred to in Section 5(b) of the Agreement at least once every other week after commencement of the offering of the ADSs under the Agreement.
     2. On the date of or promptly after the Company’s management report becomes available for a given month (but no later than the last business day of the immediately succeeding month), the Manager expects to conduct a due diligence call with the appropriate business, financial, accounting and legal representatives of the Company and that the Company shall provide the certificate referred to in Section 5(b) of the Agreement.
     3. In the event that the Company requests the Manager to sell on any one Trading Day an amount of ADSs that would be equal to or greater than 15% of the average daily trading volume (calculated based on the most recent three completed Trading Days) of the Company’s common shares, the Manager expects to conduct a due diligence call with the appropriate business, financial, accounting and legal representatives of the Company and that the Company shall provide the certificate referred to in Section 5(b) of the Agreement.
     The foregoing is an expression of current intent only, and shall not in any manner limit the Manager’s rights under the Agreement, including the Manager’s right to require such additional due diligence procedures as the Manager may reasonably request pursuant to the Agreement.

Ex-E-1